UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          Rexahn Pharmaceuticals, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                   761640 10 1
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                                 (CUSIP Number)

                               Dr. Young-Soon Park
                        c/o Rexahn Pharmaceuticals, Inc.
                            9620 Medical Center Drive
                               Rockville, MD 20850
                                 (240) 268-5300

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 13, 2005
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             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|



Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



----------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

                                  SCHEDULE 13D

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CUSIP No. 761640 10 1                                       Page 2 of 6 Pages
----------------------                                   ----------------------

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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Dr. Young-Soon Park                  Not Applicable

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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                       (b)  |_|

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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS
          OO

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   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Republic of Korea

-----------------  -------  ---------------------------------------------------

                      7     SOLE VOTING POWER
    NUMBER OF               2,909,000

      SHARES       -------  ---------------------------------------------------

   BENEFICIALLY       8     SHARED VOTING POWER
                            6,341,660
     OWNED BY
                   -------  ---------------------------------------------------
       EACH
                      9     SOLE DISPOSITIVE POWER
     REPORTING              3,075,000

      PERSON       -------  ---------------------------------------------------

       WITH          10     SHARED DISPOSITIVE POWER
                            0

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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          9,250,660

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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            |_|

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          22.3%

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   14     TYPE OF REPORTING PERSON
          IN

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

CUSIP NO. 761640 10 1             SCHEDULE 13D                Page 3 of 6 Pages


Item 1.  Security and Issuer.
         -------------------

              This statement relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Rexahn Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 9620 Medical Center Drive, Rockville, MD 20850.


Item 2.  Identity and Background.
         -----------------------

              This statement is being filed by Dr. Young-Soon Park, a citizen of the Republic of Korea. Dr. Park is the Chairman of Onnuri Health Group and Onnuri Pharmaceutical Chain Co., Ltd., a chain of pharmacies whose principal executive office is located at 667-16 Yeuksam-dong Kangnam-gu, Seoul, Korea, and a director of the Issuer.

              During the last five years, Dr. Park has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Dr. Park was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

              Dr. Park acquired beneficial ownership of 9,250,660 shares of Common Stock from the Issuer in connection with the Merger described in Item 4.


Item 4.  Purpose of Transaction.
         ----------------------

              The acquisition was made in connection with the Agreement and Plan of Merger dated as of January 20, 2005 (the "Merger Agreement") by and among Corporate Road Show.Com Inc., a New York corporation ("CPRD"), CRS Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of CPRD ("Merger Sub"), CRS Delaware, Inc., a Delaware corporation and wholly owned subsidiary of CPRD ("CRS Delaware"), and Rexahn, Corp, a Maryland corporation ("Rexahn"), pursuant to which, immediately after giving effect to a 1-for-100 reverse stock split and the reincorporation of CPRD as a Delaware corporation under the name "Rexahn Pharmaceuticals, Inc.", Merger Sub merged with and into Rexahn, with Rexahn as the surviving corporation (the "Surviving Company") and a wholly-owned subsidiary of CPRD (the "Merger"). In the Merger, each share of Rexahn common stock issued and outstanding prior to the Merger was converted into five shares of Common Stock. Immediately prior to the Merger, Dr. Park beneficially owned 581,800 shares of Rexahn common stock directly and 33,200 shares of Rexahn common stock indirectly through the Korean Rexahn Investors Voting Trust (the "Voting Trust") described under Item 6 below. Dr. Park is also the co-trustee of the Voting Trust, which held 1,268,332 shares of Rexahn common stock (including Dr. Park's 33,200 shares) immediately prior to the Merger.

CUSIP NO. 761640 10 1             SCHEDULE 13D                Page 4 of 6 Pages


As a result of the Merger, Dr. Park received 2,909,000 shares of Common Stock and the Voting Trust received directly 6,341,660 shares of Common Stock.

              A copy of the Merger Agreement is incorporated herein by reference as Exhibit 1.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

              (a) As of the date hereof, Dr. Park beneficially owns 9,250,660 shares of Common Stock, representing 22.3% of the outstanding shares of Common Stock. This percentage is based upon the Issuer's statement as to the number of outstanding shares of Common Stock as set forth in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 16, 2005.

              (b) Dr. Park has the sole power to vote or to direct the vote, and dispose or direct the disposition, of 2,909,000 of the 9,250,660 shares of Common Stock acquired by her. With respect to 166,000 shares of Common Stock Dr. Park acquired, she has sole power to dispose or direct the disposition of such shares, subject to the Voting Trust of which she is a co-trustee. The Voting Trust is a voting trust formed under the laws of the State of Maryland whose address is c/o Chang H. Ahn, as Trustee, Rexahn Pharmaceuticals, Inc., 9620 Medical Center Drive, Rockville, MD 20850. With respect to 6,341,660 shares of Common Stock held by the Voting Trust (including the 166,000 shares as to which Dr. Park has sole dispositive power), Dr. Park shares the power to vote or direct the vote with Chang H. Ahn, the other co-trustee of the Voting Trust. Dr. Ahn, whose business address is 9620 Medial Center Drive, Rockville, MD 20850, is the Chairman and Chief Executive Officer of the Issuer. During the last five years, to the knowledge of Dr. Park, Dr. Ahn has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Dr. Ahn was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (c) Except for the acquisition reported herein, Dr. Park has not effected any other transaction in the Common Stock within the past 60 days.

              (d) Any dividends in respect of shares of Common Stock held in the Voting Trust in shares of capital stock of the Issuer shall be deposited into the Voting Trust; however, the registered holders of the Voting Trust Certificates shall receive all other dividends directly from the Issuer. Any transfer or disposition of shares of Common Stock is subject to the Voting Trust.

              (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.
         ------------------------------------------------------

              Dr. Park is a co-trustee of the Voting Trust pursuant to the Korean Rexahn Investors Voting Trust Agreement dated as of July 2003, among Dr. Chang-Ho Ahn and Dr. Young-Soon Park, as trustees, the stockholders parties thereto and Rexahn. The Voting Trust

CUSIP NO. 761640 10 1             SCHEDULE 13D                Page 5 of 6 Pages


holds 6,341,660 shares of Common Stock. As co-trustees, Dr. Ahn and Dr. Park have the exclusive unqualified right and power to exercise all of the voting rights and powers with respect to the shares of Common Stock which are subject to the Voting Trust. The Voting Trust holds shares of Common Stock on behalf of approximately sixty individual and institutional owners resident in Korea. Dr. Park is also a registered holder of Voting Trust Certificates representing the beneficial interest in 166,000 shares of Common Stock held by the Voting Trust.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit 1. Agreement and Plan of Merger, dated as of January 20, 2005, by and among CPRD, Merger Sub, CRS Delaware and Rexahn is incorporated by reference to Exhibit 2.1 to CPRD's Current Report on Form 8-K filed on January 21, 2005.

Exhibit 2. Korean Rexahn Investors Voting Trust Agreement dated as of July 2003, by and among Chang-Ho Ahn and Young-Soon Park, as trustees, the stockholders parties thereto and Rexahn.

Exhibit 3. Power of Attorney dated May 16, 2005 is incorporated by reference to the Exhibit to the reporting person's Form 3 filed on May 17, 2005.

CUSIP NO. 761640 10 1             SCHEDULE 13D                Page 6 of 6 Pages


                                   SIGNATURE
                                   ---------

              After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  May 23, 2005

                                             Young-Soon Park

                                             /s/ Ted T.H. Jeong
                                             ------------------------
                                             Ted T.H. Jeong as Attorney-in-Fact
                                             for Young-Soon Park